[SunTrust Letterhead]

December 22, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Joyce A. Sweeney
Accounting Branch Chief

Re:	SunTrust Banks, Inc. (file no. 001-8918)
Form 10-K for the year ended December 31, 2004
Form 10-Q for the quarter ended March 31, 2005
Form 10-Q for the quarter ended June 30, 2005
Form 10-Q for the quarter ended September 30, 2005

Dear Ms. Sweeney:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated December 9, 2005, concerning the SunTrust Banks, Inc. (the “Company”) Form 10-K for the year ended December 31, 2004, Form 10-Q for the quarter ended March 31, 2005, Form 10-Q for the quarter ended June 30, 2005 and Form 10-Q for the quarter ended September 30, 2005.

For your convenience, we have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Exhibit 13.1 - 2004 Annual Report

Management’s Discussion, page 19

Net Interest Income/Margin, page 26

Comment 1:	We note your disclosure on page 27 that the decline in rate of long-term debt was attributable to shortening the duration of debt through interest rate swaps. Please tell us and in future filings disclose how you use interest rate swaps to shorten the duration of debt. Tell us how you account for this hedging relationship.

SunTrust Banks, Inc.

December 22, 2005

Response 1: In this context, duration does not refer solely to the term of a loan, but rather is a measure of the price sensitivity of an instrument to a change in yield. Duration is influenced by four key factors: cash flow, time to maturity, coupon rate, and yield to maturity. Duration of 3.0 represents an expected price change of 3.0% for a 100 basis point change in interest rates. The 2004 Annual Report explained the meaning of duration on Page 36 under the heading “Securities Available for Sale”. In future filings, we will explain the meaning of duration when it is referenced in Management’s Discussion and Analysis.

As part of the Company’s interest rate risk management, the Company uses receive fixed/pay variable rate swaps as fair value hedges of its fixed rate debt to manage its risk to lower rates. In a lower rate environment, a receive fixed rate swap increases in value to offset the market value decline of a fixed rate debt position. The combined position produces a floating rate risk exposure, which has minimal price sensitivity or duration.

As of December 31, 2004, SunTrust had $7.5 billion of fixed rate debt that had been converted to floating using interest rate swaps. The debt had a weighted average life of 8.3 years and the weighted average fixed rate coupon was 5.84%. The weighted average receive fixed rate on the respective interest rate swaps was 4.29%. Therefore, the net interest rate exposure on the $7.5 billion of hedged debt was 3 month LIBOR + 1.55%. The combined position reduced the interest rate price sensitivity of the fixed rate debt thereby shortening its duration.

All of the interest rate swaps hedging the Company’s long term fixed rate debt position as of December 31, 2004 were designated as fair value hedges and received either short cut accounting treatment per paragraph 68 of SFAS 133 or long haul treatment. Please see our response to comment 6 for a complete explanation regarding our accounting for the hedging relationships under the short cut method.

Allowance for Loan Losses, page 31

Comment 2:	We note your disclosure on page 32 that your new allowance for loan loss methodology implemented during 2004 is more granular than in prior periods. Please tell us and in future filings disclose how this new methodology enhances your ability to determine the amount of your allowance for loan losses. Specifically describe how this impacted your allowance for loan losses at December 31, 2004.

Response 2:	The new allowance framework adopted during 2004 is more granular than in prior periods primarily due to two enhancements to the methodology. First, in 2004 the Company expanded the number of general allowance loan pools from nine to seventeen, thereby supporting a more line of business specific (i.e., more granular) estimation of loss. Second, and of greater significance, was the Company’s full utilization in the 2004 allowance framework of two-dimensional risk ratings to estimate expected loss at the instrument level, aggregated by general allowance loan

SunTrust Banks, Inc.

December 22, 2005

pool. This risk rating structure, with dimensions for probability of default and loss given default, derives 114 distinct expected loss factors available to each pool. The prior methodology utilized a risk rating system with only eight grades. Through the use of this more precise grading system, the Company derives its estimation of loss to the most granular level (i.e., the individual loan level), thereby generating a more precise estimation of each loan pool’s expected loss. We are not able to precisely quantify the impact of the new allowance framework on our allowance for loan losses at December 31, 2004 because we did not evaluate our loan losses under our prior methodology as of December 31, 2004. However, the more granular process enabled us to identify incurred losses at a more line of business specific level thereby allowing us to more precisely allocate our allowance for loan losses by loan type.

In future filings, we will provide additional disclosures related to the loan pools and internal risk rating system and how any enhancements impact our allowance for loan losses.

Comment 3:	We note your disclosure on page 33 that the enhancements to the general allowance framework resulted in more losses being identifiable within the pool structure and by loan type. Please tell us and in future filings disclose how these enhancements resulted in more losses being identifiable within the pool structure and how this impacted the amount of your general allowance at December 31, 2004.

Response 3:	The increase in loss estimations for the general allowance loan pools during 2004 was driven principally by an enhanced process for assessing environmental risks, such as economic, concentration, administrative and foreign transfer risks. Prior to the adoption of the 2004 allowance framework, the Company assessed and disclosed the environmental risk component of its allowance separately from the general allowance ($564.9 million at December 31, 2003) and specific allowance ($28.6 million at December 31, 2003). As of year-end 2003, this environmental risk component, including a non-pool specific element for the margin of imprecision in data and analytics inherent in most estimation processes, aggregated $348.4 million.

The 2004 allowance framework assessed these risks by considering the various environmental risk elements within the context of loss estimations for each individual general allowance loan pool. As disclosed in 2004, this contributed to the increase in the general allowance and the reduction in the non-pool specific component (which previously included environmental risks).

Two other factors also contributed to the increase in general allowance loan pool loss estimations at December 31, 2004. The first contributor was the Company’s change in its 2004 allowance framework to a more granular and robust loss estimation methodology (as more fully described in comment 2). The second factor was the Company’s acquisition of National Commerce Financial Corporation (“NCF”), which naturally led to an increase in the absolute level of estimated general allowance loan pool losses.

SunTrust Banks, Inc.

December 22, 2005

If there are further enhancements to the allowance framework that have a material impact on the various components of the allowance framework, we will provide adequate disclosures in future filings of these changes and their impact.

Table 23 - Reconciliation of Non-GAAP Measures, page 58

Comment 4:	We note your disclosure here and in your Management’s Discussion of operating net income or earnings and operating diluted earnings per share. Please tell us how this presentation is consistent with Item 10(e) of Regulation S-K. Refer to Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response 4:	The Company historically has only excluded charges associated with significant merger activity when presenting operating earnings and operating earnings per share. These measures disclosed in the 2004 Annual Report excluded merger related charges associated with the Company’s acquisition of NCF. These charges were specific and incremental to the integration of NCF and primarily related to systems conversions, project management, and customer communications.

Our interpretation of Item 10(e) of Regulation S-K is that these disclosures are not prohibited, but rather that their inclusion is dependent upon satisfying the requirements of Item 10(e). We believe our disclosures meet those requirements. In particular, we note that:

1. Net income and reported diluted earnings per share, which are the most directly comparable GAAP measures, are more prominently presented throughout Management’s Discussion & Analysis.

2. We provided a tabular reconciliation of the non-GAAP measures to the most directly comparable GAAP measures on pages 58 and 59 of the 2004 Annual Report.

3. We provided a statement disclosing why we believe the presentation of the non-GAAP measures provide useful information to investors on page 19 of the 2004 Annual Report.

4. The Company does not use these Non-GAAP measures for any additional material purposes that require disclosure under item 10(e)(1)(i)(D).

SunTrust Banks, Inc.

December 22, 2005

5.      The Company has not incurred charges that were similar in nature and significance since the acquisition of Crestar Financial Corporation (“Crestar”) in 1999. The Company did report merger related charges for its acquisition of Huntington Bancshares, Inc.’s Florida (“Huntington-Florida”) franchise in 2002, eleven quarters prior to the acquisition of NCF. However, due to the size of the acquisitions (Huntington-Florida $4.7 billion in assets versus NCF $28.8 billion in assets), complexity of the businesses, volume of customers, length of integration periods (five quarters for NCF versus one quarter for Huntington-Florida), and total integration costs ($120.5 million to date for NCF versus $16.0 million for Huntington-Florida), we do not view these charges to be similar in nature or significance. While we cannot unequivocally state that we will not engage in an acquisition which would result in merger charges of a similar size and significance within the next two years, we believe that it is not reasonably likely that we would do so based on the Company’s history of acquisitions of this magnitude (five years between Crestar and NCF).

We also believe our presentation of operating net income and operating diluted earnings per share excluding merger related charges is consistent with the guidance contained in Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (“FAQ”).

Question 8 of the FAQ addresses when a Non-GAAP financial measure may eliminate a recurring item, and Question 9 addresses when it is permissible to use Non-GAAP financial measures to eliminate restructuring charges or other recurring items. We first note that we do not consider the merger charges relating to NCF to be recurring charges. Therefore, we do not believe they are the type of charges addressed by Questions 8 and 9, both of which appear to focus on recurring charges. As noted above, the Company has only had one merger charge since the 1999 acquisition of Crestar, and the merger charge related to NCF are one-time charges that will discontinue after the fourth quarter of 2005. The following is a quarterly breakdown of the merger related expenses as disclosed in our 2004 Form 10-K and 2005 Form 10-Qs:

Period	Amount
4th Quarter, 2004	$28.4 million
1st Quarter, 2005	$25.7 million
2nd Quarter, 2005	$54.3 million
3rd Quarter, 2005	$12.1 million
4th Quarter Estimate, 2005	$6.0 million

However, we believe elimination of these items is consistent with the guidance in FAQ 8 and 9 even if these charges were viewed as recurring. Question 9 indicates that whether a Non-GAAP financial measure may eliminate recurring

SunTrust Banks, Inc.

December 22, 2005

restructuring charges depends on all of the facts and circumstances of the situation. Question 9 further identifies the following as factors that are relevant in determining whether a Non-GAAP financial measure may eliminate recurring restructuring charges: (1) whether there has been a past pattern of restructuring charges, (2) whether there is an articulated demonstration that such charges will not continue, and (3) any special nature of the charges. We do not believe that the Company has a past pattern of restructuring charges given that it has only had one merger charge since the 1999 acquisition of Crestar, and that charge was much smaller ($16 million) and incurred in a single quarter. The Company anticipates that the quarter ended December 31, 2005 will be the last quarter in which NCF-related merger charges will be recorded (and thus that will be the last period for which we will present operating income excluding those charges). Finally, we believe the size of the NCF acquisition and the significant complexity and cost of the integration of NCF, as well as the infrequency with which the Company has had significant merger costs, all indicate the special nature of these charges. Accordingly, we believe these facts and circumstances support the Company’s conclusion (which is consistent with the guidance in Question 9) that it is useful for investors to be able to evaluate the Company’s performance both on the basis of GAAP measures and with measures that exclude these merger charges. Question 8 of the FAQ likewise indicates that whether a Non-GAAP financial measure may eliminate a recurring item will depend on the facts and circumstances, noting that it is more likely that an item may be eliminated if management reasonably believes that the items will disappear or become immaterial. For the same reasons noted above, including the fact that the NCF merger charges will discontinue or become immaterial after December 31, 2005, we believe our current presentation is consistent with Question 8.

Consolidated Financial Statements

Note 13 - Long-Term Debt, page 86

Comment 5:	We note your disclosure that you had notes payable to trusts formed to issue Trust Preferred Securities of $1.9 billion. Please provide us with your proposed disclosures you will use in your December 31, 2005 Form 10-K financial statements to meet the requirements of Rule 3-10(b) of Regulation S-X.

Response 5:	We expect our disclosure to be as follows:

Effective December 31, 2003, as a result of the adoption of FIN 46(R), the Company deconsolidated certain wholly-owned trusts which had been formed for the sole purpose of issuing trust preferred securities. The proceeds from the trust preferred securities issuances were invested in junior subordinated debentures of the Parent Company or Bank Parent Company. The obligations of these debentures constitute a full and unconditional guarantee by the Parent Company or Bank Parent Company of the trust preferred securities. The junior subordinated debentures held by the trust included in the Company’s long-term debt was $ TBD and $1.9 billion as of December 31, 2005 and 2004, respectively.

SunTrust Banks, Inc.

December 22, 2005

Note 17 - Derivatives and Off-Balance Sheet Arrangements, page 95

Comment 6:	Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Response 6:	At December 31, 2004, all of the derivatives hedging specific debt instruments or specific assets receiving hedge accounting treatment using the short cut method under SFAS 133 were interest rate swaps.

At the inception of each of those hedges, we formally documented the hedging relationship, our risk management objective for undertaking the hedge, including identification of the hedged instrument, the hedged item, the nature of the risk being hedged, and whether the hedge qualified for short cut treatment under paragraph 68 of SFAS 133. We had no hedges receiving hedge accounting treatment under the “matched terms” approach in Paragraph 65 of SFAS 133 at December 31, 2004.
Fair Value Hedges

Our December 31, 2004 disclosure indicated that our hedging strategy resulted in no ineffectiveness for any of our hedges accounted for as fair value hedges under SFAS 133 (excluding mortgage lending activities). We used the short cut method under paragraph 68 of SFAS 133 to achieve hedge accounting related to certain of the hedged items. We determined that each of these fair value hedges met the criteria for short cut treatment by ensuring and documenting the following for each:

1.      The notional amount of each swap matched the principal amount of the interest bearing financial instrument.

2.      The fair value of the swap at its inception was zero.

3.      The formula for computing net settlements under the interest rate swap is the same for each net settlement.

4.      The interest bearing liability is not pre-payable except in the following circumstances permitted under SFAS 133 or DIG issues:

•      Certain of the liabilities are pre-payable due to an embedded call option and the hedging interest rate swap contains an embedded mirror image call option. All terms in the two call options match, including maturities, strike price, related notional amounts, timing and frequency of payments, and dates on which instruments may be called.

SunTrust Banks, Inc.

December 22, 2005

•      The prepayment option contains a make whole provision as permitted under DIG Issue E-6 which indicated the debt instruments that provide the debtor with the option to repurchase from the creditor the debt at an amount equal to the then fair value of the contract are not considered pre-payable under paragraph 68(d).

5. The index (LIBOR) on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for the hedging relationship.

6.      The terms in the interest bearing financial instrument or swap did not invalidate the assumption of no ineffectiveness.

7.      The expiration date of the swap matched the maturity date of the interest bearing financial instrument.

8.      There was no cap or floor on the variable interest rate of the swap.

9.      The interval between repricings of the variable interest rate in the swap was six months or less (frequent enough to assume that the variable payment or receipt is a market rate).

Cash Flow Hedges

We also had certain interest rate swaps accounted for as cash flow hedges under SFAS 133 at December 31, 2004, which qualified for short cut treatment under paragraph 68 of SFAS 133. We determined that each of our short cut cash flow hedges met the criteria for short cut treatment by ensuring and documenting the following for each:

1.      Numbers 1-6 above.

2.      Any interest payments on the variable rate liability during the term of the swap are designated as hedged and no interest payments beyond the term of the swap are designated as hedged.

3.      There is no floor or cap on the variable interest rate of the swap.

4.      The repricing dates of the swap match those of the variable rate liability.

5.      The index on which the variable rate is based matches the index on which the liability’s variable rate is based.

Comment 7:	We note your disclosure on page 96 that a portion of the forward contracts used in hedging your mortgage lending activities have been documented as fair value hedges of specific pools of loans. Please tell us how you hedge the fair value of pools of loans with forward contracts, including the following:

•      the specific documented risk being hedged;

•      the terms of the hedging instrument and hedged items;

•      how the portfolio of loans satisfy the requirements of paragraph 21(a)(1) of SFAS 133; and

•      how the documented hedging strategy meets the requirements of paragraph 20(b) of SFAS 133 at inception and on an ongoing basis.

SunTrust Banks, Inc.

December 22, 2005

Response 7:

The following response addresses each of the above bullet points presented by the Staff:

Specific Documented Risk Being Hedged

In the normal course of business, the Company originates mortgage loans that it intends to sell. Those loans have characteristics that can result in a change of value as market conditions change while the loan is held for sale. In accordance with SFAS 133, paragraph 21f, the Company designates the risk being hedged as the risk of change in the overall fair value of the hedged items, specifically, the inventory of certain mortgage loans held for sale.

The Company designates forward contracts as the hedging instruments in its hedging strategy as changes in the values of the Company’s mortgage loans are highly correlated to the changes in the overall fair values of the forward contracts.

As the designated hedged risk is the risk of changes in the overall fair value of certain mortgage loans held for sale, the overall change in the value of the mortgage loan is included in the evaluation of hedge effectiveness.

The Terms of the Hedging Instrument

The Company uses derivative instruments that meet the criteria set forth in Paragraph 6 of SFAS 133, namely: each is “a financial instrument or other contract with all three of the following characteristics:

1.      It has one or more underlyings, one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

2.      It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

3.      Its terms require or permit net settlement, it can readily be settled net by a means outside the forward contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.”

A forward commitment is an agreement to buy or sell mortgage loans or mortgage-backed securities at a specified future date and price. Forward contracts are not normally exchange traded. At the time the forward contract is entered into, the delivery price is set so that the forward contract has a value of zero. Forward commitments are used to lock in a price today for loans that will be sold at a future time. The Company uses forward commitments with similar characteristics such as loan type, loan maturity, and loan coupon as the hedged items described below.

SunTrust Banks, Inc.

December 22, 2005

The Terms of the Hedged Items

As previously stated, the Company in the normal course of business originates mortgage loans that it intends to sell. Accordingly, those hedged items include a range of characteristics such as loan type, loan maturity, and loan coupon. Those characteristics have exposure to changes in fair value while the loan is held for sale. SFAS 133 allows an entity to hedge the exposure to changes in the fair value of an asset or a liability or an identified portion of that asset (“hedged item”) that is attributable to a particular risk.

For purposes of identifying the mortgage loan held for sale portfolio as the specific asset being hedged, the following criteria are considered:

•       The mortgage loan held for sale portfolio is a recognized asset that consists of similar assets. These similar assets are defined based on their characteristics.

•       The individual loans within the portfolio share the risk exposure for which they are designated as being hedged, which is the change in overall fair value.

•       The change in fair value attributable to the hedged risk for each underlying loan is expected to respond in a generally proportionate manner to the overall change in fair value of the portfolio attributable to the hedged risk. Based on the example contained in SFAS 133, paragraph 21a(1), the Company has interpreted a portfolio of similar assets to be portfolios in which the change in each individual asset is within 20% of the mean change in fair value of the entire portfolio.

•       There is a risk of changes in fair value of the portfolio attributable to the hedged risks that could affect reported earnings.

Based on SFAS 133’s definition of a hedged item, the Company has established that the mortgage loan held for sale portfolio satisfies the criteria above to be the hedged asset in a fair value hedging relationship; as a result the derivatives associated with the mortgage loans held for sale qualify for hedge accounting under the provisions of SFAS 133 assuming the minimum effectiveness testing results are achieved.

How the Portfolio of Loans Satisfy the Requirements of Paragraph 21(a)(1) of SFAS 133

The Company manages the inherent risk in its mortgage loans held for sale portfolio according to common loan characteristics. In accordance with SFAS 133 paragraph 21(a)(1), the Company has segmented its loans into pools that have similar characteristics and share similar risk exposure. The change in the fair value of the hedged pools of mortgage loans held for sale is expected to respond in a generally proportionate offsetting manner to the overall change in fair value of the forward contracts. The example in paragraph 21(a)(1) states that if a hedged portfolio changes in value by 10%, each individual item in the portfolio should change between 9% and 11% in order for the entire portfolio to be considered “similar.” The example goes on to state that changes of 7% to 13% would prohibit

SunTrust Banks, Inc.

December 22, 2005

those items from being grouped in the similar asset portfolio. Based on this illustration, industry practice interprets a portfolio of “similar assets” to be portfolios in which the change in each individual asset is within 20% of the mean price change of the entire portfolio.

SFAS 133, paragraph 21(a)(1) provides examples of characteristics that could be used to segment loans into groups of similar assets including loan type, loan size, nature and location of the collateral, interest rate type (fixed or variable), coupon interest rate, scheduled maturity, prepayment history, and expected prepayment performance in varying interest rate scenarios. Based on the guidance found in SFAS 133 paragraph 21(a)(1) and the nature of the mortgage loans held for sale, the Company has concluded that the most appropriate characteristics to use to group its loan portfolio are by loan type, loan maturity, and loan coupon (e.g. conventional fixed 30 yr. 6.000% - 6.499%).

The Company performs analysis on similar asset groups to confirm that the expected changes in the fair values are within the established tolerances.

How the Documented Hedging Strategy Meets the Requirements of Paragraph 20(b) of SFAS 133 at Inception and on an Ongoing Basis

The expectation that the hedge will be highly effective in offsetting the changes in fair value of the hedged item over the term of the hedge and for the risk being hedged is documented at the inception of the hedge period. On an ongoing basis, the Company performs shock analyses of the hedges and mortgage loans held for sale to demonstrate prospectively that there is the expectation of an effective offset in their respective change in values. This process is the Company’s prospective assessment of hedge effectiveness.

On an ongoing basis, the Company’s SFAS 133 hedging relationships are deemed effective if the following two functions are shown to have a coefficient of determination, or R2, of greater than or equal to .80, a linear regression slope coefficient of equal to or between –0.80 and –1.25, and an F-statistic result that is sufficient for the hedge relationship to be relied on at a 95% confidence level:

•       The change in overall fair values of the hedges allocated to the similar asset

•       The change in the overall fair values of the similar assets

As outlined in DIG No. E7, the Company measures effectiveness on a retrospective basis utilizing a statistical measure of effectiveness. The measure utilized is a regression analysis that measures the cumulative correlation of the changes in the hedge and asset values.

For each hedged SFAS 133 similar asset group, the daily change in overall fair value of each similar asset group and the change in derivative value allocated to that strata is measured and becomes one of a series of paired (x,y) data

SunTrust Banks, Inc.

December 22, 2005

points. These data points are evaluated statistically on a period-to-date basis using regression analysis. The criteria used to assess hedge effectiveness are R2, slope and F-statistic.

Note 22 - Business Segment Reporting, page 101

Comment 8:	We note your disclosure on page 102 that during 2004 your “Corporate/Other” segment had a $63,604,000 reduction of provision for loan losses. Please tell us and in future filings disclose how you determine the provision for loan losses for your business segment reporting. Describe the differences in methodology or other factors that resulted in a significant reduction of provision for your “Corporate/Other” segment during 2004 compared to prior years in which you reported additions to the provision for loan losses for this segment.

Response 8:

The Company constructs a consolidated allowance for loan losses for its loan portfolio, which results in a consolidated provision for loan losses. The provision for loan losses was allocated to the functional lines of business based on actual net charge-offs incurred on loans within the respective functional lines of business. This methodology was disclosed in footnote 2 to the financial tables on page 102. There was only a small balance of loans in Corporate/Other. Therefore, the provision for loan losses in Corporate/Other was primarily a balancing figure representing the difference between the consolidated provision for loan losses and the net charge-offs allocated to the functional lines of business. The reason for the decline in Corporate/Other provision for loan losses for 2004 was because actual net charge-offs were greater than the consolidated provision for loan losses. In the two preceding years disclosed, the consolidated provision for loan losses was greater than actual net charge-offs.

Beginning in the first quarter of 2005 Form 10-Q, the Company added a “Reconciling Items” column to its segment disclosures. The difference between the consolidated provision for loan losses and actual net charge-offs is now recorded in this column.

In connection with our responses the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SunTrust Banks, Inc.

December 22, 2005

Please feel free to call the undersigned at (404) 813-1281 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Mark A. Chancy
Mark A. Chancy
Senior Executive Vice President and Chief Financial Officer

cc:	Mr. Raymond D. Fortin
Corporate Executive Vice President
and General Counsel
Mr. Thomas E. Panther
Controller and Chief Accounting Officer
Mr. Denis Duncan
PricewaterhouseCoopers, Engagement Partner
Mr. John D. Wilson
King & Spalding LLP, Partner